PROMISSORY NOTE
$280,000.00    September 20, 1996
FOR VALUE RECEIVED, the undersigned SCRIPTEL HOLDING, INC. (hereinafter "Maker"), a Delaware corporation, promises to pay to MISSION COURT PROPERTIES, INC. (hereinafter "Payee"), or order, at such place as the holder hereof may designate from time to time by written notice to Maker, on March 20, 1998, the sum of TWO HUNDRED EIGHTY THOUSAND DOLLARS ($280,000.00), together with interest on the outstanding principal balance hereunder from and after the date hereof until paid at the rate of ten percent (10%) per annum.

Maker acknowledges and agrees that this Note shall be deemed made and delivered in the City of Fremont, County of Alameda, State of California, and that this Note shall be construed and governed by the laws of the State of California.

Maker agrees to pay all costs of collection when incurred, including, but not limited to, reasonable attorneys' fees. If any suit or action is instituted to enforce this Note, Maker promises to pay, in addition to the costs and disbursements otherwise allowed by law, such sum as the court may adjudge reasonable attorneys' fees in such suit or action.

By executing below, Maker represents and warrants to Payee that this Note is made and given in connection with a certain commercial real estate lease transaction between Maker and Payee and not in connection with any personal, family or household purposes of Maker.

IN WITNESS WHEREOF, Maker has set its hand on this Note as of the date and year first written above.

SCRIPTEL HOLDING, INC., a Delaware corporation

By /s/ Bernard H. Eckstein
Bernard H. Eckstein as its Chief Executive Officer